Mail Stop 3010

December 30, 2009

Jon W. Clark
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

> **Re:** **Gramercy Capital Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009, June 30,**
> **2009, and September 30, 2009**
> **Definitive Proxy Statement on Schedule 14a**
> **Filed April 30, 2009**
> **File No. 001-32248**

Dear Mr. Clark:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 103

1. We note your disclosure on page 3 regarding the upcoming maturation of over 60% of your debt obligations. We also note your disclosure throughout the Form

10-K regarding the disruptions in the credit markets and unavailability of financing and your disclosure regarding increases in vacancy rates, loan/lease defaults and other factors affecting your collectability of rent payments. Please explain to us in greater detail the impact on your business if you are unable to renew, extend or refinance your borrowings at anticipated levels in order to satisfy your contractual obligations or liquidity requirements and discuss alternatives for satisfying your capital needs and commitments. Please provide similar disclosure in future filings.

Financial Statements and Notes

Consolidated Statements of Income, page 134

2. We note that you record income from your investments within revenue. Please clarify your basis for including the provision for loan losses below net operating income. Similarly, advise how your consideration of Article 9 and SAB Topic 11.K. impacts your classification of interest expense as it relates to your investment portfolio below net operating income.

3. We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5 (or paragraph 37 of SFAS 128).

Note 3 – Loans and Other Lending Investments, page 161

4. Tell us whether your loans consist of loans that have a greater risk of non-collection than other loans, such as junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, loans with initial teaser rate, etc. To the extent you portfolio does consist of higher risk loans, please consider disclosing the following:

- the carrying value of your higher-risk loans by loan type, for example, junior lien mortgages, and, to the extent feasible, allowance data for these loans;
- current loan-to-value ratios by higher-risk loan type, further segregated by geographic location to the extent the loans are concentrated in any areas. Disclose how you calculated the ratios and identify the source of the underlying data you used;
- the amount and percentage of refinanced or modified loans by higher-risk loan type;
- asset quality information and measurements, such as delinquency statistics and charge-off ratios by higher-risk loan type; and

- your policy for placing loans on non-accrual status when a loan's terms allow for a minimum monthly payment that is less than interest accrued on the loan. Discuss how this policy impacts your non-performing loan statistics.

5. We note that you have experienced a significant increase in charge-offs at and subsequent to year end. Please consider enhancing your disclosure surrounding how the trend of increasing charge-offs has impacted or is expected to impact the allowance. For example, consider disclosing:

    - the triggering events or other circumstances that impact the timing of when an allowance is established and
    - how the increasing level of charge-offs is factored in the determination of the difference components of the allowance.

6. You disclose on page 166 that you use a cash flow model to estimate future cash flows on underlying mortgages when assessing credit impairment for mortgage-backed securities. Please tell us and revise future filings to address the following:

    - Please describe in greater detail how you determined that you will receive all principal and interest payments for your held-to-maturity mortgage-backed securities that are not investment grade and have been in an unrealized loss position for greater than 12 months as of December 31, 2008.
    - Please discuss the assumptions regarding your estimated cash flows, and tell us whether these securities have incurred any credit impairments.

7. Please tell us and revise to disclose the underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented

Exhibits

8. We note that exhibits 10.67, 10.68, 10.69, 10.70, 10.71, 10.72, 10.73 and 10.74 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report.

Form 10-Q for the quarter ended March 31, 2009

Exhibit 32.2

9. Reference is also being made to your Exhibit 32.2 filed within your Form 10-Q for the quarter ended June 30, 2009. We note that your 906 certification refers to the wrong report. Specifically it makes reference to the 10-K as opposed to the

respective 10-Q. Please file a full amendment (including new 302 certifications) of your Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to reflect the revised 906 certifications.

Form 10-Q for the quarter ended September 30, 2009

Note 4 – Property Acquisitions

10. Please tell us how the purchase price is being allocated to specific identifiable tangible and intangible assets acquired and liabilities assumed in relation to the American Financial acquisition.   Given that the purchase price allocation should have been finalized within one year from the date of acquisition, explain to us why you have not yet disclosed the purchase price allocation in subsequent filings.

Definitive Proxy Statement on Schedule 14a Filed on April 30, 2009

Compensation Discussion and Analysis

Objectives of Our Compensation Program

Setting Executive Compensation, page 21

11. We note that the compensation committee examines relevant market data concerning your peer group. Please identify the companies that comprise your peer group, as well as the compensation components benchmarked, and disclose how the actual compensation awarded compares to that of your peer group. Please provide this disclosure in future filings and tell us how you intend to comply.

Measuring 2008 Performance, page 23

12. Please provide a more detailed analysis of how the company determined the actual payouts and grants of the equity-based awards. Please disclose the actual factors considered in making the equity awards and explain how analysis of these factors translated into actual payout amounts. Although we note from your disclosure on page 24 that you did not make any performance-based, year-end equity awards to your named executive officers in 2008, all of your named executive officers did receive equity awards in 2008, and it is unclear from your disclosure how these award amounts were determined. Please provide this disclosure in future filings and tell us how you intend to comply.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jerard Gibson, Attorney at (202) 551-3473 or Angela McHale, Attorney at (202) 551-3655 if you have questions regarding comments on the proxy statement and related matters. You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief